February 11, 2015

VIA EDGAR

Office of the Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Esq.

Re:	Vonage Holdings Corp. (the “Company”)
Form 10-K for Fiscal year Ended December 31, 2013
Filed February 13, 2014
File No. 001-32887

Ladies and Gentlemen:
On behalf of Vonage Holdings Corp. (the “Company”), set forth below is the comment contained in your January 22, 2015 letter with respect to the above-captioned filing. Following our correspondence dated February 2, 2015 and our telephone conferences of February 5, 2015, February 6, 2015, and February 10, 2015, please find the Company's additional response below.
Consolidated Statements of Income, page F-5

1.
We note your response to comment 1. It remains unclear to us how your presentation complies with Rule 5-03(b)(2). While we recognize the allocation of costs may be difficult, it is unclear why a reasonable allocation methodology cannot be determined in order to comply with the requirement to present costs of revenues, including payroll, facilities and any other costs attributable to revenues, separate from selling, general and administrative expenses. Please revise or explain why you believe this guidance does not apply.

Based upon the direction of the SEC Staff during our telephone conferences, the Company has analyzed its historical selling, general and administrative expense and its direct cost of telephony services by department. As the Company did not previously have in place a methodology to allocate expenses between selling, general and administrative expense and direct cost of telephony services, it has developed reasonable methods for the estimation of prior period expense classification, and reviewed these methodologies with its auditors. The Company has applied these methodologies to its historical financial statements and analyzed the results. Based on this analysis the Company has determined that the reclassification of these expenses is significant enough to its historical financial statements to warrant the presentation of the reclassified expenses for all periods presented in its Annual Report on Form 10-K for 2014. In light of this determination, the Company will present the reclassified expenses in its Annual Report on Form 10-K for 2014. Specifically, the Company will reclassify network operations and customer care costs attributable to revenue generating activities from selling, general and administrative expense to its “direct cost of telephony services” line item in its Statement of Operations table and in its Consolidated Statements of Income table. The Company will also provide disclosure to explain to investors the changes in allocation and the methodology behind those changes in its financial notes and in its MD&A, including to update the “average monthly direct cost of telephony services per line” metric to reflect the reclassification.
In addition, the Company has analyzed each of the other expense items classified as selling, general and administrative expense and hereby represents that these expenses are properly classified as selling, general and administrative expense.

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information or clarification with respect to the foregoing is desired, please contact the undersigned at 732.444.6723. Thank you for your time and responsiveness as we have worked through these comments.
Sincerely,
VONAGE HOLDINGS CORP.

By: __/s/ David T. Pearson___
David T. Pearson
Chief Financial Officer

cc:	Mr. Alan Masarek
Kurt M. Rogers, Esq.